WASTE TECHNOLOGY CORPORATION
Tel:  (904)355-5558
      (800)231-9286
Fax:  (904)358-7013



April 14, 2006



Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549


Re:      Waste Technology Corp.
         Form 10-KSB for the fiscal year ended October 31, 2005 File No. 0-14443


Ladies and Gentlemen:

We are writing in response to your letter dated April 6, 2006 regarding your review of the above referenced filing of Waste Technology Corporation (the "Company").

Management's Discussion and Analysis, page 8.
---------------------------------------------

     1. We note your current disclosure only discusses the factors that led to changes in sales and net income year over year. In future filings, please expand your MD&A to discuss the factors that contributed to any material changes in gross margins and operating expenses. In this regard we note that your margins have significantly fluctuated over the past several years. Furthermore, we note that you previously agreed to provide this disclosure in your letter dated April 9, 2003.

         Response to Comment 1.

         We note your comment and will include in future filings expanded MD&A explanations for factors that contribute to significant changes in gross margins and operating expenses. We would expect to revise our MD&A in future filings as follows:

         Gross margins declined from 20.9% in fiscal 2004 to 19.1% in 2005. The change in gross margin was the result of higher material costs, primarily steel, and a 30% increase in dealer sales which include dealer discounts. The lower gross margin in fiscal 2003 included a write-down of slow moving inventory of $250,000.


Note(i) Revenue Recognition, Page F-7
-------------------------------------

     2. We note from your disclosure on page 5 that you provide repair services. Please tell us and include in future filings your revenue recognition policy for repair services. We remind you that you previously agreed to provide this disclosure in your letter to us dated April 9, 2003.

         Response to Comment 2.




                5400 Rio Grande Avenue P.O. Box 6922 (zip 32236)
                 Jacksonville, Florida 32254 www.waste.tech.com

         We note your comment and will include in future filings our policy on service revenue. We would expect to supplement our disclosure in future filings as follows:

         The Company recognizes revenue from repair services in the period in which the service is provided.


Note 7 Commitments and Contingencies, Page F-10
-----------------------------------------------

     3. In your disclosure under legal proceedings on page 7, you disclose that an estimate of the potential range of loss cannot be made relating to the legal action filed in March 2005. Please tell us how you made this determination given that you know the plaintiffs are seeking damages of $820,000 through March 21, 2005 and an additional $91,550 per month from that day forward.

         If you should conclude the amount of loss or a range of losses can be reasonably estimated, tell us how you considered paragraph 8 of SFAS 5.

         Furthermore, in future filings, please provide the required disclosures of paragraphs 9 and 10 of SFAS 5 as part of your audited footnote for commitments and contingencies.

         Response to Comment 3.

         We determined the range of potential loss was estimated to be from $0 to the amount of damages included in the complaint. In consultation with our legal counsel we were unable to determine a more definite amount. We stated what damages the plaintiff was seeking in the disclosure of our potential liability.

         As reported in our 10-QSB for the quarter ended January 31, 2006, Note 9 Legal Proceedings, in February 2006 the court granted the Company's motion for summary judgement related to the breach of express warranty and dismissed the Company from the lawsuit. Our legal counsel believes that the plaintiff will appeal the Judgement of Dismissal. We will continue to update our filings based on the current progression of facts.

         Our counsel has indicated that the plaintiff's success in winning an appeal will be difficult. In any event, we will make our best effort to disclose the potential loss related to this or any other lawsuits appropriately.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure of the Company's filings. We also acknowledge that comments or changes to disclosure in response to comments of the staff of the Securities and Exchange Commission do not foreclose the Commission from taking any action with respect to the Company's filing. Finally, the Company agrees that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.


         Sincerely


         /s/ William E. Nielsen

         William E. Nielsen
         President & CEO